SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

MINUTES OF THE ONE THOUSAND SIXTY-EIGHTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CNPJ/MF no. 00.001.180/0001-26

NIRE 33.300.346.767

Meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. ("Company”) ended on 06.18.2025, at 11:00 a.m., in an electronic deliberation circuit, as called by the Chairman of the Board of Directors, by electronic means, pursuant to the Company's Articles of Incorporation. The Chairman of the Board, Mr. VICENTE FALCONI CAMPOS (VFC) took over the presidency of the proceedings. Board members ANA SILVIA CORSO MATTE (ASM), CARLOS MÁRCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURICIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS) attended the meeting. There was no record of absence. The meeting was chaired by the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). QUORUMS FOR INSTALLATION AND RESOLUTIONS: The resolutions of this meeting must take place in the presence of a majority of its members, and its resolutions are taken by a majority of those present (art. 31, caput, Articles of Incorporation), except in cases of qualified quorum (art. 32, Articles of Incorporation). Quorum for installation: ten members, in compliance with the minimum quorum requirement of six members. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. The previous declaration of conflict of interest by the Directors and/or their momentary absence result in their subtraction for the purposes of computing the minimum resolution quorum.

Resolutions: DEL-100/2025. (i) Approval of the realization, by Centrais Elétricas do Norte do Brasil S.A. – Eletronorte (“Eletronorte”), of its 7th (seventh) issue of simple debentures, not convertible into shares, of the unsecured type, with additional fiduciary guarantee, in up to 3 (three) series, in the total amount of R$ 2,000,000,000.00 (two billion reais), to be formalized through the “Private Instrument of Issue deed of the 7th (Seventh) Issue of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, with Additional Fiduciary Guarantee, in up to 3 (Three) Series, for Public Distribution, in Automatic Distribution Rite, of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte” (“Issue Deed” and “Debentures”, respectively), pursuant to Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160” and “Issue”, respectively), which will be subject to public distribution, under automatic registration rite, intended for qualified investors, as defined pursuant to articles 12 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“Qualified Investors” and “Offer”, respectively); (ii) Approval of the granting of personal guarantee (“Guarantee”), by the Company, irrevocably and irreversibly, as guarantor and principal payer, with the express waiver of the benefits of order, rights and faculties of exoneration provided for in articles 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838 and 839, of Law No. 10.406, of January 10, 2002, as amended ("Civil Code"), and articles 130 and 794, of Law No. 13.105, of March 16, 2015, as amended ("Code of Civil Procedure"), responsible for the full and timely fulfillment of all main and ancillary obligations assumed by Eletronorte, within the scope of the Issue and the Offer; (iii) Approval of the execution of the instruments necessary to carry out the Issue, the Offer and the granting of the Guarantee, including, but not limited to: (a) the Issue Deed and the respective amendment to reflect the result of the Procedure of Bookbuilding (as to be defined in the Indenture), regardless of a new resolution by this Board of Directors, as well as other amendments that may be necessary, subject to the limits provided herein; (b) to the "Coordination, Placement and Public Distribution Agreement, under the Firm Placement Guarantee Regime, of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, with Additional Personal Guarantee, in up to 3 (Three) Series, of the 7th (Seventh) Issue of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte", to be entered into between Eletronorte, the Coordinators and the Company (“Distribution Agreement”) and any amendments that may be necessary; (iv) Delegation of powers to the Company's Executive Board, the Executive Board of Eletronorte, and/or the Company's and/or Eletronorte's attorneys-in-fact, as the case may be, to perform all acts and sign all documents necessary to carry out the Issue, the Offer and the granting of the Surety, including, but not limited to, the execution of the Issue Deed and the amendment to reflect the result of the Bookbuilding Procedure, of the Distribution Agreement, and may, for this purpose, negotiate and sign the respective instruments and any amendments (if necessary); and (v) Ratification of all acts already performed by the Executive Board and/or the Company's attorneys-in-fact, as the case may be, to carry out the resolutions provided herein, including, but not limited to, the contracting of the institutions that are part of the securities distribution system responsible for the public distribution of the Debentures, within the scope of the Offer (“Coordinators”, one of them being designated as a leading intermediary institution, “Lead Coordinator”), and the other service providers for the purposes of the Offer, such as the fiduciary agent (“Fiduciary Agent”), representing the communion of the holders of the Debentures, the bookkeeper (“Bookkeeper”), the liquidation agent (“Liquidation Agent”), the Risk Rating Agency (as to be defined in the Issue Deed), B3 (“B3” refers to B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3, as applicable), legal advisors, among others.

Decision: Items (i), (ii), (iii), (iv) and (v) of the Resolution were unanimously approved by the attending Directors, and (1) the Issuance was approved by Eletronorte, which will be subject to public distribution, under automatic registration procedure, intended for Qualified Investors, according to the general conditions described below:

Issuer	Eletronorte
Embodiment	Issuance of Debentures, via CVM Resolution 160
Rite of Registration	Automatic Rite
Target Audience	Qualified Investor
Volume	R$ 2,000,000,000.00 (two billion reais) (“Total Issue Amount”).

Number of Eletronorte Debentures	2,000,000 (two million) Debentures will be issued, up to 1,000,000 (one million) Debentures, to be allocated in the first series ("1st Series Debentures") and/or in the second series ("2nd Series Debentures") in the communicating vessel system, according to the demand determined in the Bookbuilding Procedure to be carried out within the scope of the Offer, and 1,000,000 (one million) Debentures to be necessarily issued in the third series ("3rd Series Debentures").
Placement Regime	Firm guarantee of distribution for the Total Issue Amount.
Allocation of Funds	Pursuant to article 2, paragraph 1, of Law 12.431, Decree 11.964, and Resolution of the National Monetary Council No. 5.034, of July 21, 2022, as amended, the funds raised by Eletronorte, through the payment of the Debentures, excluding the costs incurred to pay expenses arising from the Offer, will be used exclusively for future payment, reimbursement of expenses, expenses or debts related to the implementation of the Project (as defined in the Indenture), which have occurred within a period equal to or less than 36 (thirty-six) months from the closing date of the Offer, as detailed in the tables provided for in the Issue Deed.
Series	Up to 3 (three) series.
Term	(i) 7 (seven) years for the Debentures of the 1st Series; (ii) 7 (seven) years for the Debentures of the 2nd Series; and (iii) 10 (ten) years for the Debentures of the 3rd Series.
Amortization	Bullet.
Payment of interest	Semi-annually, with no grace period and consecutive.
Remuneration Ceiling	To be defined in accordance with the Bookbuilding Procedure, and which will be limited to: (i) the highest rate between (a) DI1-F30 - 0.42% (negative forty-two hundredths percent) p.a., or (b) 13.00% (thirteen percent) p.a., for 1st Series Debentures; (ii) the highest rate between (a) NTN-B32 - 0.33% (negative thirty-three hundredths percent) p.a., or (b) 7.00% (seven integers percent) p.a., for 2nd Series Debentures; and (iii) the highest rate between (a) NTN-B35 - 0.20% (negative twenty hundredths percent) p.a., or (b) 7.05% (seven integers and five hundredths percent) p.a., for 3rd Series Debentures.
Guarantee	Personal guarantee provided by the Company.

(2) granting of the Guarantee, by the Company, irrevocably and irreversibly, as guarantor and principal payer, with the express waiver of the benefits of order, rights and powers of exoneration provided for in articles 333, sole paragraph, 364, 366, 368, 821, 824, 827,830, 834, 835, 837, 838 and 839 of the Civil Code, and articles 130 and 794 of the Code of Civil Procedure, responsible for the faithful and exact fulfillment of all obligations assumed by Eletronorte, within the scope of the Issue and the Offer; (3) approval of the instruments necessary to carry out the Issuance, the Offer, and the granting of the Guarantee, including, but not limited to: (a) the Indenture and the amendment to reflect the result of the Bookbuilding Procedure, regardless of a new resolution by this Board of Directors, as well as other amendments that may be necessary, subject to the limits set forth herein; and (b) the Distribution Agreement and any amendments that may be necessary; (4) delegation of powers to the Company's Executive Board, to the Executive Board of Eletronorte, and/or to the attorneys-in-fact of the Company and/or Eletronorte, as the case may be, to perform all acts and sign all documents necessary to carry out the Issue, the Offer and the granting of Sureties, including, but not limited to, the execution of the Issue Deed and the amendment to reflect the result of the

Bookbuilding Procedure, the Distribution Agreement, being able, for this purpose, to negotiate and sign the respective instruments and any amendments (if necessary); and (5) ratification of all acts already performed by the Executive Board and/or the Company's attorneys-in-fact, as the case may be, to carry out the resolutions provided for herein, including, but not limited to, the hiring of the Coordinators, and other service providers for the purposes of the Offer, such as the Trustee, the Bookkeeper, the Liquidation Agent, the Risk Rating Agency, B3, the legal advisors, among others.

Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items decided in this Board of Directors Meeting is filed at the Company's headquarters. There being no further business to discuss, Chairman VFC closed the related work and ordered the Governance Secretary to draw up this Certificate, which, after being read and approved, is signed by himself. The other resolutions made at this meeting were omitted in this certificate, as they relate to merely internal interests of the Company, legitimate caution, supported by the duty of secrecy of the Management, according to the “caput" of article 155 of the Brazilian Corporation Law and is therefore not within the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Present were VICENTE FALCONI CAMPOS (VFC) (Chairman); Board members ANA SILVIA CORSO MATTE (ASM), CARLOS MÁRCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURICIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS). This certificate is drawn up by me, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

Rio de Janeiro, June 18, 2025

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.